

Mail Stop 3561

September 13, 2016

Miguel Penella
Chief Executive Officer
RLJ Entertainment, Inc.
8515 Georgia Avenue, Suite 650
Silver Spring, MD 20910

> **Re:** **RLJ Entertainment, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 29, 2016**
> **File No. 001-35675**

Dear Mr. Penella:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Proposal 2: Approval of the AMC Transaction, page 28

1. Please revise this section in an appropriate place to discuss dilution to existing stockholders. Refer to Item 11(d) of Schedule 14A.

Reasons for Recommending the AMC Transaction, page 31

2. We note that your board of directors received a presentation from Monarch Bay Securities, LLC addressing the fairness from a financial point of view to the company of the proposed AMC Transaction. We also note that this presentation has not been listed as a positive or negative factor considered by the board. Please advise and revise as applicable.

Relief from Financial Covenants, page 31

3. We note your disclosure that the AMC credit facility will provide relief from financial covenants imposed under the 2014 Credit Facility. Please revise to discuss in greater detail the financial covenant relief provided by the AMC credit facility.

Synergies from AMC Relationship, page 31

4. We note that the board of directors considered potential synergies from the AMC relationship as a positive factor, including the potential for aggregation of proprietary subscription video on demand activities, and consolidation of operations. Please revise to clarify whether AMC is contractually obligated to engage in such activities with the company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3584 with any questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: Jeffrey E. Jordan
        Arent Fox LLP